Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Sierra Wireless, Inc. ("Sierra Wireless" or the "Company")

13811 Wireless Way

Richmond, B.C.

V6V 3A4

Item 2:	Date of Material Change

August 2, 2022

Item 3:	News Release

A press release announcing the change referred to in this report was issued on August 2, 2022. The press release was disseminated via Business Wire and subsequently filed on the Company's SEDAR profile.

Item 4:	Summary of Material Change

On August 2, 2022, Sierra Wireless, Semtech Corporation, a Delaware corporation (“Semtech”), and 13548597 Canada Inc., a corporation formed under the Canada Business Corporations Act (the “CBCA”) and a wholly owned subsidiary of Semtech (the “Purchaser”), entered into an arrangement agreement (the “Arrangement Agreement”), pursuant to which, among other things, the Purchaser will acquire all of the issued and outstanding common shares of the Company (the “Common Shares”) for US$31.00 per share in an all-cash transaction (the “Arrangement”). The Arrangement will be implemented by way of a plan of arrangement (the “Plan of Arrangement”) in accordance with the CBCA and is subject to approval by the Supreme Court of British Columbia (the “Court”) and the securityholders of the Company, among other customary closing conditions for a transaction of this nature and size.

Item 5.1:	Full Description of Material Change

The Arrangement

On August 2, 2022, the Company, Semtech and the Purchaser entered into the Arrangement Agreement, pursuant to which, among other things, the Purchaser will acquire all of the issued and outstanding Common Shares in accordance with the Plan of Arrangement. On the terms and subject to the conditions of the Arrangement Agreement and the Plan of Arrangement, at the effective time of the Arrangement (the “Effective Time”), each Common Share that is issued and outstanding immediately prior to the Effective Time will be transferred to the Purchaser in consideration for the right to receive US$31.00 per share (the “Per-Share Consideration”), in an all cash transaction valued at approximately US$1.2 billion.

In addition, at the Effective Time, on the terms and subject to the conditions of the Arrangement Agreement and the Plan of Arrangement: (i) each option to purchase Common Shares (each, an “Option”) that is outstanding immediately prior to the Effective Time (whether vested or unvested) shall be deemed to have vested and shall be deemed to be assigned and surrendered by the holder of such Option to the Company in exchange for, in respect of each Option for which the Per-Share Consideration exceeds the applicable exercise price, an amount in cash from the Company equal to the Per-Share Consideration less the applicable exercise price in respect of such Option, less any applicable withholdings; and (ii) (A) each restricted stock unit and phantom restricted stock unit (each, an “RSU”) outstanding immediately prior to the Effective Time (whether vested or unvested) shall be deemed to have vested; and (B) each performance stock unit (“PSU” and together with the Options and RSUs, the “Incentive Securities”) outstanding immediately prior to the Effective Time (whether vested or unvested) shall be deemed to have vested at the applicable vesting percentage and, in each case, transferred by the holder of such RSU or PSU to the Company in exchange for an amount in cash equal to the Per-Share Consideration with such amounts to be paid to the applicable holders net of any applicable withholdings and each such RSU and PSU shall immediately be cancelled.

Arrangement Conditions

The closing of the Arrangement is conditioned on the adoption of a resolution approving the Arrangement (the “Arrangement Resolution”) by: (i) the favourable vote of at least 66 2/3% of the votes cast on the Arrangement Resolution by shareholders of the Company (the “Shareholders”) present in person or represented by proxy at the Meeting (as defined below); (ii) the favourable vote of holders of at least 66 2/3% of the votes cast on the Arrangement Resolution by the Shareholders and holders of Incentive Securities (the “Incentive Security Holders” and together with the Shareholders, the “Securityholders”) combined, present in person or represented by proxy at the Meeting; and (iii) the favourable vote of holders of not less than a simple majority of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting, excluding for this purpose votes attached to Common Shares held by persons described in items (a) through (d) of Section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

The closing of the Arrangement is also subject to: (i) receipt of applicable regulatory approvals, including approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), from the Federal Trade Commission and the U.S. Department of Justice and approval under the Competition Act (Canada); (ii) the issuance of interim and final orders approving the Arrangement by the Court in form and substance acceptable to each of Semtech and the Company, acting reasonably; (iii) the absence of any law, injunction or other governmental order that prohibits the consummation of the Arrangement; and (iv) other customary closing conditions, including the accuracy of the other party’s representations and warranties (subject to certain materiality qualifications), and each party’s compliance with its covenants and agreements contained in the Arrangement Agreement.

Representations, Warranties and Covenants

Each of Semtech, the Purchaser and the Company have made customary representations and warranties and covenants in the Arrangement Agreement, including as to the Company’s conduct of its business prior to the closing of the Arrangement.

Termination Rights

The Arrangement Agreement contains certain termination rights for both Semtech and the Company, including where: (i) the Arrangement is not consummated on or before January 3, 2023, which may be extended to February 3, 2023 and March 3, 2023 in certain circumstances (if and as so extended, the “Outside Date”) if needed to obtain the required regulatory approvals, including under the HSR Act and the Competition Act (Canada); (ii) a law or order comes into effect prohibiting consummation of the Arrangement and such law or order has become final and non-appealable; or (iii) the Arrangement Resolution is not approved at the Meeting held for such purpose. Semtech has a separate termination right if, among other things, the Company’s board of directors (“Board”) changes or withdraws its recommendation at any time prior to the Arrangement Resolution being approved. Sierra Wireless has a separate termination right if the Board authorizes the Company to enter into a superior proposal (related to an unsolicited proposal) in accordance with the terms of the Arrangement Agreement at any time prior to the Arrangement Resolution being approved. Additionally, each of Semtech and the Company have a separate termination right if the other party breaches its representations, warranties or covenants in a manner that would cause certain conditions precedent to be unfulfilled and incapable of being satisfied by the Outside Date.

The Arrangement Agreement provides for a termination fee of US$45 million payable by Sierra Wireless to Semtech in certain circumstances, including in the case that Sierra Wireless terminates the Arrangement Agreement in the event that Sierra Wireless enters into a superior proposal or if Semtech terminates for the Board changing or withdrawing its recommendation, in each case prior to the Arrangement Resolution being approved.

Interim Order and Shareholder Meeting

In accordance with the Arrangement Agreement, the Company will make an application for an interim order (the “Interim Order”) of the Supreme Court of British Columbia with respect to the Arrangement. The Interim Order is expected to contain directions with respect to the Arrangement and the calling and conduct of the Company’s special meeting of Securityholders (the “Meeting”). Further information regarding the Arrangement will be contained in an information circular (the “Circular”) that the Company will mail to its Securityholders in connection with the Meeting. A copy of the Circular will be filed on the Company’s profile at www.sedar.com.

Fairness Opinions and Board Recommendations

Following the unanimous recommendation of a special committee of independent directors of the Company (the “Special Committee”), the board of directors of the Company has unanimously determined that the Arrangement is in the best interest of the Company and is fair to its Securityholders and unanimously recommends that the Securityholders vote in favour of the Arrangement. Each of Qatalyst Partners and BMO Capital Markets have provided fairness opinions to the Board stating that, as of the date of the Arrangement Agreement and based upon and subject to the assumptions, limitations and qualifications stated in such opinions, the consideration to be received by Shareholders is fair, from a financial point of view, to such holders.

D&O Support and Voting Agreements

In connection with the Arrangement Agreement, certain members of the Company’s management and all members of the Company’s Board (the “Company Holders”) entered into separate support and voting agreements with Semtech (each, a “D&O Support and Voting Agreement”) whereby, among other things, each Company Holder, in his or her capacity as a securityholder and not in his or her capacity as a director or officer of the Company, has agreed: (i) to vote or cause to be voted all Common Shares and Incentive Securities in favour of the Arrangement and against any resolution that could reasonably be expected to adversely affect the likelihood of completion of the Arrangement; and (ii) not to sell, transfer, pledge or assign any such shares, subject to customary exceptions. The Voting Agreements terminate upon the earliest of: (i) the Effective Time; (ii) the termination of the Arrangement Agreement in accordance with its terms; or (iii) the Purchaser decreasing the amount of the Per-Share Consideration without the Company Holder’s consent.

Additional Information and Disclaimer

The foregoing summary of the Arrangement, the Arrangement Agreement, the D&O Support and Voting Agreements, and related matters, is a summary only and does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement (including the Plan of Arrangement attached thereto) and the D&O Support and Voting Agreements. A copy of the Arrangement Agreement and D&O Support and Voting Agreements are being filed under the Company’s SEDAR profile on www.sedar.com. Shareholders and all other interested parties are encouraged to read the Arrangement Agreement, the D&O Support and Voting Agreements and, once available, the Circular, and any amendments in their entirety. The representations, warranties and covenants contained in the Arrangement Agreement may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Arrangement Agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors and securityholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of factors or condition of the Company, Semtech, the Purchaser or any of their subsidiaries or affiliates.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact

Samuel Cochrane, Chief Financial Officer at Sierra Wireless, Inc., 13811 Wireless Way, Richmond, B.C., V6V 3A4, Telephone: (604) 231-1100.

Item 9:	Date of Report

August 3, 2022

Cautionary Note Regarding Forward-Looking Information

This material change report contains “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended (collectively, “forward-looking statements”), and is based on management’s current expectations, estimates, projections and assumptions regarding future events. Forward-looking statements are statements other than historical information or statements of current condition and, as used in this material change report, relate to matters such as, among others, the consummation of the Arrangement and the expected timing thereof. Forward-looking statements may be identified by words such as “may”, “believes”, “anticipates”, “expects”, “intends”, “plans”, “projects”, “estimates”, “should”, “will”, “designed to” or “projections” or other similar expressions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results and events to differ from those expressed or implied by such forward-looking statements. Potential factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to: the failure of Sierra Wireless to obtain securityholder approval as required by the Arrangement Agreement; the failure to obtain regulatory approvals required for the closing of the Arrangement, including the approval of the Court; the failure to satisfy the conditions to closing of the Arrangement; potential legal proceedings relating to the Arrangement and the outcome of any such legal proceedings; the occurrence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement; the risk that the proposed transaction will not be consummated within the expected time period, or at all; and the additional risk factors set forth in Semtech’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) (www.sec.gov) on March 16, 2022 and Sierra Wireless’ Annual Information Form included as part of Sierra Wireless’ Form 40-F filed with the SEC on March 18, 2022 and available under Sierra Wireless’ profile on SEDAR (www.sedar.com), in each case, as such risk factors may be updated, amended or superseded from time to time by subsequent reports that Semtech or Sierra Wireless files with the SEC and the provincial securities commissions in Canada. Although the Company has attempted to identify important factors that could cause our actual results, performance or achievements to differ materially from those described in the forward-looking statements contained in this material change report, there may be other factors that cause our results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements will prove to be accurate, as our actual results, performance or achievements could differ materially from those anticipated in such statements.

These forward-looking statements are made as of the date of this material change report and the Company does not intend, and does not assume any obligation, to update these forward-looking statements in order to reflect events or circumstances that may arise after the date of this material change report, except as required under applicable securities legislation. Readers are thus cautioned not to place undue reliance on forward-looking statements.

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